UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

________________________

CALLIDITAS THERAPeUTICS ab
(Name of Subject Company (Issuer))

________________________

ASAHI KASEI CORPORATION
(Offeror)

________________________

Common Shares (“Shares”), quota value SEK 0.04 per Share

American Depositary Shares (“ADSs”), each representing two Common Shares, quota value SEK 0.04 per Share
(Title of Class of Securities)

13124Q1061
(CUSIP Number of Class of Securities)

________________________

Shinichiro Haga
Lead Executive Officer and Senior General Manager, Corporate Strategy
1-1-2 Yurakucho, Chiyoda-ku, Tokyo, Japan 100-0006
+81-3-6699-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

________________________

Copies to:

Benet J. O’Reilly, Esq.
Adam J. Brenneman, Esq.
Kimberly R. Spoerri, Esq.
Cleary, Gottlieb, Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

________________________

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ third-party tender offer subject to Rule l 4d-l.
☐ issuer tender offer subject to Rule l3e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule l3D under Rule l3d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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1        No CUSIP number exists for the underlying Common Shares, as the Common Shares are not traded in the United States. The CUSIP number 13124Q106 is only for the American Depositary Shares representing Common Shares.

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Asahi Kasei Corporation, a Japanese corporation (“Buyer” or the “Offeror”), in relation to its tender offer to purchase all of the outstanding common shares, quota value SEK 0.04 per share, held by U.S. Persons (the “Shares”) and all of the outstanding American Depositary Shares, each representing two common shares, quota value SEK 0.04 per share, whether or not held by U.S. Persons (the “ADSs” and, together with the Shares, the “Offer Securities”) of Calliditas Therapeutics AB, a company incorporated under the laws of Sweden (“Calliditas” or the “Company”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 18, 2024 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(a), and in the related Letter of Transmittal for ADSs (the “ADS Letter of Transmittal”) and Acceptance Form for Shares (the “Acceptance Form for Shares”, which, together with this Offer to Purchase, the ADS Letter of Transmittal and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “U.S. Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). The U.S. Offer is being made in conjunction with an offer by Buyer in Sweden directed to holders of Shares, but not holders of ADSs (the “Swedish Offer,” and together with the U.S. Offer, the “Offers”). ADSs (whether or not held by U.S. Persons) may only be tendered in the U.S. Offer.

Buyer is entitled, in connection with the Offers, to relief from certain provisions of Section 14(e) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), and Regulation 14E thereunder afforded under “Tier II” of the U.S. Securities and Exchange Commission’s (the “SEC”) Cross-Border Tender Offer Rules and related interpretations issued by the Staff of the SEC. Under the “Tier II” exemption, compliance with the requirements of the home jurisdiction law or practice (in this case, Sweden) will satisfy the requirements of certain of the rules applicable to third-party tender offers under the Exchange Act, including rules relating to withdrawal rights.

All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.            Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.            Subject Company Information.

(a)            Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Calliditas Therapeutics AB

Kungsbron 1, D5
SE-111 22 Stockholm, Sweden
+46 (0) 8 411 3005

(b)            Securities. As of the close of business on July 17, 2024, the latest practicable date prior to the filing of this Schedule TO, there were 59,941,465 Shares issued and outstanding. As of the close of business on July 16, 2024, the latest practicable date prior to the filing of this Schedule TO for which such information was available, 1,276,637 of the Company’s Shares were represented by issued and outstanding ADSs.

(c)            Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “Price Range of Offer Securities; Dividends” is incorporated herein by reference.

Item 3.            Identity and Background of Filing Person.

(a)-(c)

Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is filed by Offeror. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Information Concerning Buyer” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.            Terms of the Transaction.

(a)            Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.            Past Contacts, Transactions, Negotiations and Agreements.

(a)            Transactions. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Background of the Offers; Past Contacts or Negotiations with the Company” is incorporated herein by reference.

(b)            Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Background of the Offers; Past Contacts or Negotiations with the Company”, “The Transaction Agreements” and “Purpose of the Offers; Plans for the Company” is incorporated herein by reference.

Item 6.            Purposes of the Transaction and Plans or Proposals.

(a)            Purposes. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction” and “Purpose of the Offers; Plans for the Company” is incorporated herein by reference.

(c)            (1)-(7) Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Introduction”, “The Transaction Agreements”, “Background of the Offers; Past Contacts or Negotiations with the Company”, “The Transaction Agreements”, “Purpose of the Offers; Plans for the Company”, “Certain Effects of the Offers” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.            Source and Amount of Funds or Other Consideration.

(a)            Source of Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Source and Amount of Funds”, “Background of the Offer; Past Contacts or Negotiations with the Company”, and “Transaction Agreements” is incorporated herein by reference.

(b)            Conditions. The Offer to Purchase is not subject to a financing condition.

(d)            Borrowed Funds. The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 8.            Interest to Securities of the Subject Company.

(a)            Securities Ownership. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Certain Information Concerning Buyer”, “Purpose of the Offers; Plans for the Company”, “The Transaction Agreements” and Schedule I of the Offer to Purchase is incorporated herein by reference.

(b)            Securities Transactions. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Buyer” is incorporated herein by reference.

Item 9.            Persons/Assets, Retained, Employed, Compensated or Used.

(a)            Solicitations or Recommendations. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Procedures for Accepting the U.S. Offer and Tendering ADSs”, “Background of the Offer; Past Contacts or Negotiations with the Company”, “The Transaction Agreements” and “Fees and Expenses” is incorporated herein by reference.

Item 10.          Financial Statements.

(a)            Financial Information. Not Applicable.

(b)            Pro Forma Information. Not Applicable.

Item 11.          Additional Information.

(a)(1)       The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Buyer”, “Background of the Offers; Past Contacts or Negotiations with the Company”, “Purpose of the Offers; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2)       The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet”, “Purpose of the Offers; Plans for the Company”, “Conditions to the Offers” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3)       The information set forth in the sections of the Offer to Purchase entitled “Conditions to the Offers”, “The Transaction Agreements” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4)       The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offers” is incorporated herein by reference.

(a)(5)       The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)            The information set forth in the Offer to Purchase, the Acceptance Form for Shares and ADS Letter of Transmittal is incorporated herein by reference.

Item 12.          Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated July 18, 2024.*
(a)(1)(B)	Form of ADS Letter of Transmittal.*
(a)(1)(C)	Form of Acceptance Form for Shares.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees Regarding ADSs.*
(a)(1)(F)	Text of Summary Advertisement as published in the Wall Street Journal on July 18, 2024.*
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release dated May 28, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Asahi Kasei Corporation on May 28, 2024 (File No. 005-91523)).
(a)(5)(B)	English version of press release dated May 28, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Asahi Kasei Corporation on May 28, 2024 (File No. 005-91523)).
(a)(5)(C)

English version of AKC’s presentation for Investor Relations call held on May 28, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Asahi Kasei Corporation on May 30, 2024 (File No. 005-91523)).

(a)(5)(D)

English version of transcript of AKC’s Investor Relations call held on May 28, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Asahi Kasei Corporation on May 30, 2024 (File No. 005-91523)).

(a)(5)(E)	Power of Attorney, dated May 28, 2024 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Asahi Kasei Corporation on June 4, 2024 (File No. 005-91523)).
(a)(5)(F)

Irrevocable Undertaking, dated May 28, 2024 by and among AKC and BVF Partners (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Asahi Kasei Corporation on June 4, 2024 (File No. 005-91523)).

(a)(5)(G)

Irrevocable Undertaking, dated May 28, 2024 by and among AKC and Linc AB (publ) (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Asahi Kasei Corporation on June 4, 2024 (File No. 005-91523)).

(a)(5)(H)

Irrevocable Undertaking, dated May 28, 2024 by and among AKC and Stiftelsen Industrifonden (incorporated by reference to Exhibit 4 to the Schedule 13D filed by Asahi Kasei Corporation on June 4, 2024 (File No. 005-91523)).

Exhibit No.	Description
(a)(5)(I)

Irrevocable Undertaking, dated May 28, 2024 by and among AKC and Polar Capital Funds Plc — Biotechnology Fund (incorporated by reference to Exhibit 5 to the Schedule 13D filed by Asahi Kasei Corporation on June 4, 2024 (File No. 005-91523)).

(a)(5)(J)

Irrevocable Undertaking, dated May 28, 2024 by and among AKC and Sofinnova Crossover I SLP (incorporated by reference to Exhibit 6 to the Schedule 13D filed by Asahi Kasei Corporation on June 4, 2024 (File No. 005-91523)).

(a)(5)(K)

Irrevocable Undertaking, dated May 28, 2024 by and among AKC and Fjärde AP-fonden (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Asahi Kasei Corporation on June 4, 2024 (File No. 005-91523)).

(a)(5)(L)

Irrevocable Undertaking, dated May 28, 2024 by and among AKC and Unionen (incorporated by reference to Exhibit 8 to the Schedule 13D filed by Asahi Kasei Corporation on June 4, 2024 (File No. 005-91523)).

(a)(5)(M)

Irrevocable Undertaking, dated May 28, 2024 by and among AKC and Handelsbanken Hälsovård Tema (incorporated by reference to Exhibit 9 to the Schedule 13D filed by Asahi Kasei Corporation on June 4, 2024 (File No. 005-91523)).

(a)(5)(N)

Irrevocable Undertaking, dated May 28, 2024 by and among AKC and Mikael Bender (incorporated by reference to Exhibit 10 to the Schedule 13D filed by Asahi Kasei Corporation on June 4, 2024 (File No. 005-91523)).

(a)(5)(O)	English version of press release dated July 18, 2024.*
(a)(5)(P)	English version of Swedish press release dated July 17, 2024.*
(b)	Not applicable.
(d)(1)	Confidential Disclosure Agreement, dated as of April 11, 2024, by and between Calliditas Therapeutics, AB and Veloxis Pharmaceuticals, Inc.*
(d)(2)(A)	Incorporated by reference herein as Exhibit (a)(5)(F).
(d)(2)(B)	Incorporated by reference herein as Exhibit (a)(5)(G)
(d)(2)(C)	Incorporated by reference herein as Exhibit (a)(5)(H).
(d)(2)(D)	Incorporated by reference herein as Exhibit (a)(5)(I).
(d)(2)(E)	Incorporated by reference herein as Exhibit (a)(5)(J).
(d)(2)(F)	Incorporated by reference herein as Exhibit (a)(5)(K).
(d)(2)(G)	Incorporated by reference herein as Exhibit (a)(5)(L).
(d)(2)(H)	Incorporated by reference herein as Exhibit (a)(5)(M).
(d)(2)(I)	Incorporated by reference herein as Exhibit (a)(5)(N).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

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*        Filed herewith.

Item 13.          Information Required by Schedule 13e-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2024

Asahi Kasei Corporation
By:	/s/ Shinichiro Haga
Name:	Shinichiro Haga
Title:	Attorney-in-Fact pursuant to Power of Attorney attached to this Schedule TO